NO ACT

PE
12-22-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005717

February 9, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-9-11

Sharon L. Burr
Deputy General Counsel
Dominion Resources Services, Inc.
P.O. Box 26532
Richmond, VA 23261

Re: Dominion Resources, Inc.
Incoming letter dated December 22, 2010

Dear Ms. Burr:

This is in response to your letter dated December 22, 2010 concerning the shareholder proposal submitted to Dominion by Faye S. Rosenthal Living Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Faye S. Rosenthal

FISMA & OMB Memorandum M-07-16

February 9, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 22, 2010

The proposal urges the board to take certain actions relating to "nuclear construction" and "demand control and new renewable generation sources."

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Additionally, based on the information you have presented, we are unable to conclude that the proposal impugns the character, integrity, or personal reputation of the company's directors without factual foundation in violation of rule 14a-9. Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Dominion may exclude the proposal under rule 14a-8(i)(7). In this regard, we note that the determination whether to construct a nuclear power plant and the development of renewable energy generating systems are significant policy issues. *See* Securities Exchange Act Release No. 12999 (November 22, 1976); *Exxon Mobil Corporation* (March 23, 2000); and *General Electric Company* (January 26, 1983). It appears that the proposal may focus on these significant policy issues, and we are unable to conclude that the arguments presented in Dominion's no-action request establish otherwise. Accordingly, we do not believe that Dominion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Reid S. Hooper
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Sharon L. Burr
Deputy General Counsel

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2171, Fax: 804-819-2202
E-mail: Sharon.L.Burr@dom.com

Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion

December 22, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

By electronic transmission to shareholderproposals@sec.gov

Re: Dominion Resources, Inc.; Omission of Shareholder Proposal Under SEC Rule 14a-8; Proposal of Faye S. Rosenthal Living Trust by Ms. Faye S. Rosenthal, Trustee.

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Dominion Resources, Inc., a Virginia corporation ("Dominion"), that it will not recommend any enforcement action to the SEC if Dominion omits from its proxy statement and proxy to be filed and distributed in connection with its 2011 annual meeting of shareholders (collectively, the "Proxy Materials") a proposal dated December 1, 2010 (the "Proposal") from Faye S. Rosenthal Living Trust by Ms. Faye S. Rosenthal, Trustee (the "Proponent").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), Dominion is submitting electronically:

- this letter, which outlines Dominion's reasons for excluding the Proposal from the Proxy Materials,

- the Proponent's email transmission to Dominion of December 1, 2010, attaching the Proposal, attached as Exhibit A to this letter

- the Proponent's facsimile transmission of December 1, 2010, attaching a letter from TDAmeritrade dated November 26, 2010, and a letter from the Proponent dated December 1, 2010, attached as Exhibit B to this letter;

- Dominion's letter to the Proponent dated December 7, 2010, which was sent by email and overnight mail (including the receipt confirming overnight delivery dated December 8, 2010), attaching Rule 14a-8 and notifying the Proponent of perceived eligibility and procedural deficiencies, attached as Exhibit C to this letter;

- the Proponent's email to Dominion dated December 7 and 8, 2010, attached as Exhibit D to this letter;
- Dominion's email to the Proponent dated December 8, 2010, attached as Exhibit E to this letter;
- the Proponent's facsimile to Dominion dated December 9, 2010, attaching a letter from TDAmeritrade dated December 8, attached as Exhibit F to this letter;
- Dominion's email to the Proponent dated December 10, 2010, attached as Exhibit G to this letter;

A copy of this letter is simultaneously being sent overnight to the Proponent. The Company anticipates that its Proxy Materials will be available for mailing on March 24, 2011. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

Dominion agrees to forward promptly to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to Dominion only.

I. THE PROPOSAL

The Proposal reads as follows:

> "RESOLVED, that the shareholders of Dominion Resources urge the Board of Directors to: be open and honest with us about the enormous costs and risks of new nuclear construction; invest in demand control and new renewable generation sources for the safest and quickest returns to shareholders, stakeholders, community and country; and therefore, stop wasting shareholder money by pursuing the increasingly costly and unnecessary risky venture of a new nuclear unit."

Dominion believes that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3), because the Proposal is vague and misleading, and Rule 14a-8(i)(7), because the Proposal deals with matters relating to the ordinary business operations of Dominion.

II. DISCUSSION

A. The Proposal may be omitted from the Proxy Materials under Rule14a-8(i)(3) because the first mandate proposing that the Board of Directors be open and

honest, is a violation of the proxy rules which prohibit materially vague and misleading statements.

Rule 14a-8(i)(3) of the Securities and Exchange Act of 1934 provides that a proposal may be omitted if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has permitted the exclusion of certain portions of stockholder proposals and supporting statements from proxy materials when such proposals and supporting statements contained false or misleading statements or omitted material facts necessary to make statements made therein not false or misleading. *See PetSmart, Inc.* (avail Apr. 12, 2010); *Farmer Bros. Co.* (avail. Nov. 28, 2003); *Monsanto Co.* (avail. Nov. 26, 2003); *Sysco Corp.* (avail. Aug. 12, 2003); *Siebel Sys., Inc.* (avail Apr. 15, 2003).

Specifically, Staff Legal Bulletin No. 14B, dated September 15, 2004 ("SLB 14B") contains the Staff's amplification on the exclusion available for false or misleading statements in shareholder proposals. Section (B)(4) of SLB 14B outlines situations where the Staff believes that modification or exclusion may be consistent with its intended application of Rule 14a-8(i)(3), all of which are relevant to the exclusion of this Proposal:

- statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;

- the company demonstrates objectively that a factual statement is materially false or misleading;

- the resolution is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires; or

- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

The first mandate in the Proposal, that "the shareholders of Dominion Resources urge the Board of Directors to: be open and honest with us," directly implies that the members of Dominion's Board have not been open and honest in the past. The corresponding language in the supporting statement further alleges:

> Management of Dominion Resources has repeatedly failed to respond to shareholder or public request for pertinent information, citing "proprietary" information... or using language such as "we have not made a decision."

Neither the Proposal nor the supporting statement gives any recitation of factual examples of dishonesty.

SLB 14B clarifies the Staff's position that it will not exclude language where the company objects to factual assertions that, while not material false or misleading, may be disputed or countered. But in this situation, there are no factual assertions made in support of the Proponent's characterization of dishonesty. Thus, there is no way that the Company can dispute or counter these allegations in its statement of opposition, other than to say that there is no basis for such allegations. Including such statements would, in effect, turn the proxy statement into a litany of he-said-she-said, which would not result in any benefit to the reader shareholders.

The Proponent's use of words like "honest" (in an attempt to connote dishonesty) is solely to satisfy its objective to cast aspersions and impugn the character and integrity of the Board, with no factual foundation whatsoever. Unfounded assertions and inflammatory statements representing a shareholder's unsubstantiated personal opinion have been routinely excluded under Rule 14a-8(i)(3) and its predecessor. See, *e.g.*, *Parkvale Financial Corporation* (avail. July 30, 1999) (statement that "management's poor judgment has been exposed" excludable under Rule 14a-8(i)(3)). Because these words are materially false and misleading, the Proposal is excludable pursuant to Rule 14a-8(i)(3).

B. The Proposal may be omitted from the Proxy Materials under Rule14a-8(i)(3) because it espouses that renewable generation sources provide the "safest and quickest" returns to shareholders, which is a violation of the proxy rules which prohibit materially vague and misleading statements.

By way of SLB 14B's amplification on the exclusion available for false or misleading statements in shareholder proposals, the Staff highlighted the appropriateness of excluding proposals which are so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

The Proposal advocates that the shareholders urge the Board of Directors to "invest in demand control and new renewable generation sources for the safest and quickest returns to shareholders, stakeholders, community and country..." The Proponent, however, does not clarify if it is referring to the physical safety of the method of energy provided, or if it is referring to the safety of the investment by Dominion and the effect thereof on earnings per share. This is demonstrated by the phrase "quickest returns to shareholders" as well. On one hand, the Proposal seems to be referring to a monetary return to shareholders, but on the other hand, making mention of the community and the country in this sentence raises questions about what is the primary test the Proponent is asking Dominion to consider. The safest method of energy generation is not necessarily the quickest method, nor is investment in such a method guaranteed to give returns to shareholders. How would the Proponent ask Dominion to weigh these competing interests? How should a shareholder voting on this Proposal weigh them? The Proposal's attempt to take very complicated and often competing interests and subject them collectively to an up or down vote is problematic and reason for excluding the Proposal.

C. The Proposal may be omitted from the Proxy Materials under Rule14a-8(i)(3) because neither the shareholders when voting for the proposal nor Dominion when implementing it once adopted will be able to determine with any reasonable certainty exactly what actions or measures are required.

SLB 14B contains the Staff's approval of the exclusion of proposals when substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. We believe that both of these situations are evident in the Proposal.

The Proponent clearly disagrees with management and the Board of Directors' approach to considering whether or not to proceed with the potential development of a new nuclear unit. But the actions that the Proposal attempts to mandate are themselves inherently vague. While they are written with words that sound laudable, they actually lack any certainty for action and there is no mechanism with which to track or measure their implementation from a corporate governance standpoint. Requested actions such as being open and honest, investing in demand control, and stopping wasting shareholder money... these all sound admirable, but each lack the fundamental certainty that is required for shareholder action seeking to change particular conduct by the board of directors.

Because of the vague and indefinite nature of the Proposal, a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote and, further, it is unclear what actions the Proponent intends for the Company to take if the Proposal were adopted. Is the matter for consideration Board and management communications practices, or is it investing in more renewable projects, or is it not investing in nuclear projects, or is it generally giving "safe and quick" returns to shareholders (or the same for the community and the country), or is it to stop wasting shareholder money? What exactly are shareholders being asked to approve or condemn here?

Consistent with this position, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders reading the proposal and supporting statements together as a whole might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"); Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). See also *Exelon Corporation* (avail. Dec. 18, 2009) (concurring with the exclusion of a proposal recommending that monies donated by Exelon be recovered and "returned to both Exelon customers and shareholders," and noting that the proposal does not sufficiently identify how the funds, if recovered, should be divided among customers and shareholders).

D. The Proposal may be omitted from the Proxy Materials under Rule14a-8(i)(7) because it deals with matters relating to the ordinary business operations of Dominion.

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ....
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Upon reading the Proposal and supporting statement together, it is clear that one of the many requests of the Proponent concerns increasing shareholder returns. The Proponent asks for investment in demand control and new renewable generation sources "for the safest and quickest returns to shareholders, stakeholders, community and country; and therefore, stop wasting shareholder money..."

Management and boards of directors of every company are entrusted with setting the course of a respective company's business. In setting a company's objectives and goals, management and directors analyze a myriad of considerations, and in a situation like whether or not to build new generation facilities, an energy company might consider any number of things like scientific and environmental concerns, consumer demand, the competitive environment, future generation and development plans, external economic factors, the company's financial situation, the regulatory environment, and many, many others. It is the board of directors and management who are charged with the responsibility to pursue actions to accomplish the objectives, once established. The setting of company goals and objectives designed to enhance shareholder value, and the actions to be taken in pursuit of these goals and objectives, is a task fundamental to management's ability to run the business on a day-to-day basis and involves matters of a complex nature.

The Proposal attempts to interject shareholder participation into matters that clearly involve the day-to-day operation of the Company's business. This is the type of micro-management by shareholders that Rule 14a-8(i)(7) was intended to prevent. *See Ford Motor Company* (Feb. 24, 2007); *Ford Motor Company* (March 7, 2005); *Ford Motor Company* (March 2, 2005); *Duke Power Company* (March 7, 1988); *Carolina Power & Light Co* .(March 30, 1988); *Pacific Telesis Group* (February 21, 1990); and *E.I. DuPont de Nemours and Company* (March 8, 1991).

The Proposal clearly concerns matters related to the ordinary business of the Company -- the setting of Company goals and objectives and the pursuit of those goals and objectives to enhance shareholder value.

IV. CONCLUSION

For the reasons stated above, we believe that the Proposal should be properly excluded from the Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding the subject. Please do not hesitate to call me at (804) 819-2171 if we may be of further assistance in this matter.

Sincerely,



Sharon L. Burr
Deputy General Counsel

Attachments

cc w/attach: Carter M. Reid
Karen Doggett
Faye S. Rosenthal

Sharon L. Burr (Services - 6)

Subject: FW: shareholder proposal
Attachments: DOmRes2011.doc

From: Faye Rosenthal ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 01, 2010 3:17 PM
To: Karen Doggett (Services - 6)
Subject: shareholder proposal

Dear Karen,
Attached is the proposal. I have just faxed, attention Carter Reid, a letter from my broker and a letter from me. Please let me know that you're received all today -- and also let me know if there is anything else I need to do at this time.
I look forward to working with you again.
Thank you,
Faye

EXHIBIT A

Shareholder Proposal

RESOLVED, that the shareholders of Dominion Resources urge the Board of Directors to: be open and honest with us about the enormous costs and risks of new nuclear construction; invest in demand control and new renewable generation sources for the safest and quickest returns to shareholders, stakeholders, community and country; and therefore, stop wasting shareholder money by pursuing the increasingly costly and unnecessary risky venture of a new nuclear unit.

Supporting Statement

1. New nuclear units are the riskiest possible investment for Dominion Resources in terms of financial risk, length of time to completion, and the complications of government involvement. In the past 60 years, almost every utility company that went bankrupt went bankrupt because of a new nuclear facility.

2. The following options offer significantly cheaper, faster, cleaner, and safer solutions for the electric system: reducing demand (conservation, efficiencies, and new technologies); using proven and reliable renewable sources of energy (on and off shore wind, thermal solar, PV, biomass, and tidal) and natural gas; incorporating distributed electricity; and utilizing smart meters and smart grid. These are all domestic options versus this planned nuclear plant which is to built by the Japanese and fueled with increasingly expensive and diminishing foreign fuel. The costs of these alternatives have dropped over the past four years while the costs of new nuclear units have soared.

3. Dominion Resources is proceeding with its single biggest planned investment -- the new nuclear unit -- without telling the shareholders a price or even a range of prices. They are on the third vendor in 8 years and already 6 years behind their original opening date of 2012; the two new nuclear units under construction in western nations (France and Finland) are both currently at least 50% over budget and three to five years behind schedule. Original North Anna 3 and 4 were cancelled in 1982, having cost the ratepayers over $600 million for zero yield.

4. Management of Dominion Resources has repeatedly failed to respond to shareholder or public requests for pertinent information, citing "proprietary" information (even though similar information is publicly available and has been released by utilities in nearby states), or using language such as "we have not made a decision" (even though they continue to spend millions of taxpayer and shareholder funds for legal, bureaucratic, and lobbying costs).

5. Shareholders of Dominion Resources want to minimize risk, keep the dividend safe, have a conservative balance sheet, and maintain a slow, steady growth of EPS and share price. Constructing a new nuclear unit negatively affects all these items,

Recommended reading and verifiable information:

For specifics on North Anna: pacevirginia.org
(local, all-volunteer organization)

For the science: www.ieer.org
(Arjun Makhijani, Ph.D.)

For costs: www.energyeconomyonline.com
(Craig Severance, CPA)

facsimile transmittal



To:	Carter Reid, Corporate Secretary Dominion Resources	Fax:	1-804-819-2232
From:	Faye S. Rosenthal, Trustee Faye S. Rosenthal Living Trust	Date:	12/01/10
Re:	Shareholder proposal	Pages:	3

Dear Mr. Reid:

Attached is a letter from TDAmeritrade, noting that I have enough shares of Dominion Resources for me to submit a shareholder proposal and that I have held them for more than one year. Also attached is a letter from me, noting my intent to continue to hold those shares.

I am sending the shareholder proposal via e-mail to Karen Doggett.

Please notify me immediately if you need anything else from me at this time for me to conform to the requirements.

Thank you,

Faye S. Rosenthal, Trustee

Faye S. Rosenthal Living Trust

EXHIBIT B



1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

November 26, 2010

Faye S Rosenthal
FISMA & OMB Memorandum M-07-16

Re: TD AMERITRADE account ending in ***FISMA & OMB Memorandum M-07-16***

Dear Faye S Rosenthal,

Thank you for allowing me to assist you today. Pursuant to your request, you currently hold 400 shares of Dominion Resources Inc (D) in your account. On 07/25/2007 there were 200 shares transferred into your account. The stock had a split on 11/19/2007 where you received 200 more shares.

If you have any further questions, please contact 800-669-3900 to speak with a TD AMERITRADE Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,



Valerie White
Research & Resolution
TD AMERITRADE

This information is furnished as part of a general information service and TD AMERITRADE shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD AMERITRADE monthly statement, you should rely only on the TD AMERITRADE monthly statement as the official record of your TD AMERITRADE account.

TD AMERITRADE does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

December 1, 2010

Mr. Carter Reid
Corporate Secretary
Dominion Resources

Dear Mr. Reid:

This is to notify you that I intend to continue to hold all my shares of Dominion Resources at least through the date of the 2011 meeting of shareholders.

Yours truly,



Faye S. Rosenthal, Trustee
Faye S. Rosenthal Living Trust

Karen Doggett (Services - 6)

From: Karen Doggett (Services - 6)
Sent: Tuesday, December 07, 2010 4:53 PM
To: 'Faye Rosenthal'
Cc: Carter Reid (Services - 6)
Subject: Shareholder Proposal - Dominion Resources, Inc.
Attachments: Rosenthal Response.pdf

Dear Faye,

Please find attached our letter regarding the shareholder proposal that you have submitted for consideration at Dominion Resources, Inc's 2011 Annual Meeting of Shareholders.

With regards,

Karen

Karen W. Doggett
Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219

Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion

December 7, 2010

Sent via Electronic and Overnight Mail

Ms. Faye S. Rosenthal, Trustee
Faye S. Rosenthal Living Trust

FISMA & OMB Memorandum M-07-16

Dear Ms. Rosenthal:

This letter confirms receipt on December 1, 2010 of the shareholder proposal you submitted for consideration at Dominion Resources, Inc.'s ("Dominion") 2011 Annual Meeting of Shareholders (the "Proposal"). The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal, shareholder proponents must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for at least one year by the date that you submit the proposal. Dominion's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, the proof of ownership you submitted does not satisfy Rule 14a-8's ownership requirements as of the date that you submitted the Proposal to Dominion. Specifically, the letter sent by TD Ameritrade attempting to verify your ownership of Dominion shares does not establish that you continuously owned the requisite number of Dominion shares entitled to vote on the Proposal for a period of one year immediately preceding the date the Proposal was submitted because the Proposal was submitted to Dominion on December 1, 2010 (the date of electronic mail) and the letter from TD Ameritrade indicates only that you held the requisite number of Dominion shares as of November 26, 2010 (the date of the letter from TD Ameritrade).

To remedy this defect, you must provide sufficient proof of ownership of the requisite number of Dominion shares as of the date the Proposal was submitted to Dominion. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the record holder of your Dominion stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

In accordance with Rule 14a-8(f), your response with the requested documentation must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219 or via facsimile at (804) 819-2232.

Finally, please note that in addition to the procedural deficiencies cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Karen W. Doggett
Director–Governance

Karen Doggett (Services - 6)

From:	Karen Doggett (Services - 6)
Sent:	Tuesday, December 07, 2010 4:53 PM
To:	'Faye Rosenthal'
Cc:	Carter Reid (Services - 6)
Subject:	Shareholder Proposal - Dominion Resources, Inc.
Attachments:	Rosenthal Response.pdf

Dear Faye,

Please find attached our letter regarding the shareholder proposal that you have submitted for consideration at Dominion Resources, Inc's 2011 Annual Meeting of Shareholders.

With regards,

Karen

Karen W. Doggett
Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com



December 7, 2010

Sent via Electronic and Overnight Mail

Ms. Faye S. Rosenthal, Trustee
Faye S. Rosenthal Living Trust

FISMA & OMB Memorandum M-07-16

Dear Ms. Rosenthal:

This letter confirms receipt on December 1, 2010 of the shareholder proposal you submitted for consideration at Dominion Resources, Inc.'s ("Dominion") 2011 Annual Meeting of Shareholders (the "Proposal"). The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal, shareholder proponents must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for at least one year by the date that you submit the proposal. Dominion's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, the proof of ownership you submitted does not satisfy Rule 14a-8's ownership requirements as of the date that you submitted the Proposal to Dominion. Specifically, the letter sent by TD Ameritrade attempting to verify your ownership of Dominion shares does not establish that you continuously owned the requisite number of Dominion shares entitled to vote on the Proposal for a period of one year immediately preceding the date the Proposal was submitted because the Proposal was submitted to Dominion on December 1, 2010 (the date of electronic mail) and the letter from TD Ameritrade indicates only that you held the requisite number of Dominion shares as of November 26, 2010 (the date of the letter from TD Ameritrade).

To remedy this defect, you must provide sufficient proof of ownership of the requisite number of Dominion shares as of the date the Proposal was submitted to Dominion. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the record holder of your Dominion stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

In accordance with Rule 14a-8(f), your response with the requested documentation must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219 or via facsimile at (804) 819-2232.

Finally, please note that in addition to the procedural deficiencies cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2123. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Karen W. Doggett
Director–Governance

Karen Doggett (Services - 6)

From:	Karen Doggett (Services - 6)
Sent:	Tuesday, December 07, 2010 4:53 PM
To:	'Faye Rosenthal'
Cc:	Carter Reid (Services - 6)
Subject:	Shareholder Proposal - Dominion Resources, Inc.
Attachments:	Rosenthal Response.pdf

Dear Faye,

Please find attached our letter regarding the shareholder proposal that you have submitted for consideration at Dominion Resources, Inc's 2011 Annual Meeting of Shareholders.

With regards,

Karen

Karen W. Doggett
Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

Karen Doggett (Services - 6)

From:	Karen Doggett (Services - 6)
Sent:	Wednesday, December 08, 2010 3:47 PM
To:	'Faye Rosenthal'
Cc:	Sharon L. Burr (Services - 6)
Subject:	RE: Shareholder Proposal - Dominion Resources, Inc.

Dear Faye,

Thank you for your email and voicemail.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal, shareholder proponents must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for at least one year. Rule 14a-8(b)(2)(i), a copy of which was included with your letter, states that sufficient proof of ownership may be in the form of a written statement from the record holder of your stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year. Your proposal was dated December 1, 2010.

With regards,

Karen

Karen W. Doggett
Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

From: Faye Rosenthal ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 08, 2010 9:17 AM
To: Karen Doggett (Services - 6)
Subject: RE: Shareholder Proposal - Dominion Resources, Inc.

On re-reading your e-mail, I see that the problems is that the TDAmeritrade fax was dated Nov. 26th, and even though my accompanying letter of Dec. 1st said that I intended to continue holding those shares, there is a problem with the days between Nov. 26th and Dec. 1st.
I will get a letter from TDAmeritrade today or tomorrow. Does it have to be dated December 1st, or can it be dated today or tomorrow?
Thank you,
Faye Rosenthal

From: karen.doggett@dom.com
To: ***FISMA & OMB Memorandum M-07-16***
CC: carter.reid@dom.com
Date: Tue, 7 Dec 2010 16:53:02 -0500
Subject: Shareholder Proposal - Dominion Resources, Inc.

Dear Faye,

EXHIBIT E

Please find attached our letter regarding the shareholder proposal that you have submitted for consideration at Dominion Resources, Inc's 2011 Annual Meeting of Shareholders.

With regards,

Karen

Karen W. Doggett
Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

facsimile transmittal

To: Carter Reid, Corporate Secretary **Fax:** 1-804-819-2232
Dominion Resources

From: Faye S. Rosenthal, Trustee **Date:** 12/09/10
Faye S. Rosenthal Living Trust

Re: Documentation of eligibility **Pages:** 2

☐ Urgent ☐ For Review ☐ Please Comment X Please Reply ☐ Please Recycle

Dear Mr. Reid,

Attached is a letter from TDAmeritrade, noting that I have held enough shares of Dominion Resources for at least one year through the date of my shareholder proposal, December 1, 2010, as indicated by the fact that I was continually holding those shares from 2007 through yesterday, December 8, 2010.

Please notify me immediately if there is any problem with the attachment.

Thank you,

Faye S. Rosenthal, Trustee

Faye S. Rosenthal, Trustee

Faye S. Rosenthal Living Trust

EXHIBIT F

Karen Doggett (Services - 6)

From:	Karen Doggett (Services - 6)
Sent:	Friday, December 10, 2010 9:26 AM
To:	'Faye Rosenthal'
Subject:	Shareholder Proposal - December 9 Fax

Dear Faye,

We have received your facsimile dated December 9, 2010 containing the TDAmeritrade letter dated December 8, 2010. We are satisfied with this documentation of eligibility.

Thank you,

Karen

Karen W. Doggett
Director - Governance
Dominion Resources Services, Inc.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2123/8-738-2123
karen.doggett@dom.com

EXHIBIT G